FILED VIA EDGAR
                                                                 ---------------

                                November 4, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

RE:     WITHDRAWAL OF REGISTRATION STATEMENT
        FORM SB-2 FILED JULY 10, 2002 AND AMENDED DECEMBER 5, 2002 FILE NO. 333-92190

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the 1933 Act Rules, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting Hairmax International f/k/a National Beauty Corp. (the "Registrant") to withdraw the Registration Statement on Form SB-2, as amended, filed by the Registrant on July 10, 2002 and amended December 5, 2002 (the "Registration Statement").

No securities were sold in connection with the Registration Statement. The Registrant due to changes in the company's business plan, operations and capital structure is seeking the withdrawal. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a), the SEC issue an order consenting to the withdrawal of the Registration Statement.


Sincerely,


/s/ Edward Roth
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Edward Roth
Chief Executive Officer